UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CHORDIANT SOFTWARE, INC.

(Name of subject company (Issuer))

MAPLE LEAF ACQUISITION CORP.

a wholly owned subsidiary of

PEGASYSTEMS INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	170404305
(Title of classes of securities)	(CUSIP number of common stock)

Shawn Hoyt

General Counsel and Secretary

Pegasystems Inc. 101 Main Street

Cambridge, MA 02142

(617) 374-9600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Jeffrey D. Saper

Lawrence M. Chu

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$165,678,120.00	$11,812.85

(1)	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $5.00 per share by the sum of: (i) the 30,508,289 shares of common stock, par value $0.001 per share (the “Shares”), of Chordiant Software, Inc., a Delaware corporation, issued and outstanding as of March 12, 2010; (ii) 804,601 restricted stock units or restricted stock award relating to Shares; and (iii) the 1,822,734 Shares that are issuable under outstanding stock options to purchase Shares as of March 12, 2010 with an exercise price of less than $5.00 per Share.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$11,812.85	Filing Party:	Maple Leaf Acquisition Corp. and Pegasystems Inc.
Form of Registration No.:	Schedule TO	Date Filed:	March 24, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) filed by (i) Maple Leaf Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Pegasystems Inc., a Massachusetts corporation (“Pegasystems”) and (ii) Pegasystems. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of Chordiant Software, Inc., a Delaware corporation (the “Company”), at a price of $5.00 per Share, net to the holder in cash without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase (as amended hereby), including Annex I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

This Amendment is being filed to disclose the results of the Offer. On April 21, 2010, Pegasystems issued a press release announcing the results and expiration of the Offer, which press release is attached to this Schedule TO as Exhibit (a)(5)(v) and is incorporated herein by reference.

Amendment to the Offer to Purchase

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in Section 11 of the Offer to Purchase, are amended and supplemented, and Section 11 of the Offer to Purchase is hereby amended and supplemented, by appending the following to the end thereof:

“The Offer expired at 12:00 Midnight (one minute after 11:59 p.m.), New York City time, on April 20, 2010. Purchaser has been advised by the Depositary that approximately 24,998,423 Shares were validly tendered and not withdrawn prior to the expiration of the Offer (including 1,110,825 Shares that were tendered pursuant to guaranteed delivery procedures), representing approximately 81.8% of the Shares issued and outstanding as of April 20, 2010. On April 21, 2010, Purchaser accepted for payment all validly tendered and not withdrawn Shares (including Shares tendered to the depositary pursuant to guaranteed delivery procedure) in accordance with the terms and conditions of the Offer and applicable law.

Pegasystems intends to complete its acquisition of the Company on or about April 21, 2010 through the Merger and in accordance with the “short form” merger procedures available under the DGCL, which does not require a vote or meeting of the Company’s stockholders. In connection with the Merger, and pursuant to the Merger Agreement, each outstanding Share not tendered in the Offer (other than (a) Shares owned by Pegasystems, Purchaser or any other wholly owned subsidiary of Pegasystems, (b) Shares owned by the Company or any wholly owned subsidiary of the Company, in each case immediately prior to the Effective Time (as defined in the Offer to Purchase) (whether pursuant to the Offer or otherwise), and (c) Shares owned by stockholders who have properly and validly exercised their dissenters’ rights of appraisal in respect of such Shares pursuant to the DGCL) shall be converted into the right to receive the Offer Price, less any required withholding taxes. The Company will be the surviving corporation in the Merger and will become a wholly owned subsidiary of Pegasystems.

In order to accomplish the Merger as a “short form” merger under the DGCL, on April 21, 2010, Purchaser will exercise the Top-Up Option (see Section 13 of the Offer to Purchase entitled “The Transaction Documents; Merger Agreement; Top-Up Option Following Offer”).

Item 12 of the Schedule TO is amended and supplemented to include the following:

“(a)(5)(v)	Press Release issued by Pegasystems Inc. on April 21, 2010.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MAPLE LEAF ACQUISITION CORP.

By:	/S/ SHAWN HOYT
Name:	Shawn Hoyt
Title:	Secretary

PEGASYSTEMS INC.

By:	/S/ SHAWN HOYT
Name:	Shawn Hoyt
Title:	General Counsel and Secretary

Dated: April 21, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 24, 2010.*†

(a)(1)(ii)	Form of Letter of Transmittal.* †

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.* †

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.* †

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY*†

(a)(1)(viii)	Form of Summary Advertisement as published on March 24, 2010 in The New York Times. †

(a)(5)(i)	Joint Press Release issued by Pegasystems Inc. and Chordiant Software, Inc. on March 15, 2010. (1)

(a)(5)(ii)	Presentation, dated March 15, 2010. (2)

(a)(5)(iii)	Investor Conference Call Transcript, dated March 15, 2010. (3)

(a)(5)(iv)	Press Release issued by Pegasystems, Inc. on March 31, 2010. †

(a)(5)(v)	Press Release issued by Pegasystems, Inc. on April 21, 2010.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 14, 2010, by and among Pegasystems Inc., Maple Leaf Acquisition Corp. and Chordiant Software, Inc. (4)

(d)(2)	Form of Tender and Voting Agreement (5)

(d)(3)	Confidentiality Agreement, dated as of February 16, 2009, by and between Pegasystems Inc. and Chordiant Software, Inc., as amended. †

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
†	Previously filed.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Pegasystems Inc. on March 15, 2010.
(2)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pegasystems Inc. on March 15, 2010.
(3)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pegasystems Inc. on March 16, 2010.
(4)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Pegasystems Inc. on March 15, 2010.
(5)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Pegasystems Inc. on March 15, 2010.

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